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ITED STATES
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ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LockeBridge Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Waltham Street
(No. and Street)

Lexington	MA	02421
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Waxler — 781-676-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street 38th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ma 3/10

OATH OR AFFIRMATION

I, Scott Waxler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LockeBridge Partners, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA VANDERSLUIS
NOTARY PUBLIC, State of Massachusetts
Commission Expires June 4, 2015

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LockeBridge Partners, Inc.

Financial Statements
And Supplemental Information

Year Ended December 31, 2014

LOCKEBRIDGE PARTNERS, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
LockeBridge Partners, Inc.

We have audited the accompanying financial statements of LockeBridge Partners, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LockeBridge Partners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LockeBridge Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of LockeBridge Partners, Inc.'s financial statements. The supplemental information is the responsibility of LockeBridge Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 26, 2015

LockeBridge Partners, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and Cash Equivalents	$	26,596
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued Expenses		4,500
Stockholder's Equity		
Common Stock		20
Additional Paid In Capital		58,985
Accumulated Deficit		(36,909)
Total Stockholder's Equity		22,096
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	26,596

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenue	
Commissions and Consulting Fees	$ 1,201,900
Total Revenue	1,201,900
Expense	
Consulting Fee	1,189,881
Banking Fees	195
Professional Fees	11,450
Rental Expense	2,200
Licensing & Registration	5,832
Total Expense	1,209,558
Net Loss	$ (7,658)

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2014	2,000	$ 20	$ 58,985	$ (29,251)	$ 29,754
Net Loss	-	-	-	$ (7,658)	$ (7,658)
Balance at December 31, 2014	2,000	$ 20	$ 58,985	$ (36,909)	$ 22,096

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	**$**	**(7,658)**
Changes in Operating Liabilities		**0**
NET CASH USED BY OPERATING ACTIVITIES		**(7,658)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(7,658)**
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		**34,254**
CASH AND CASH EQUIVALENTS END OF YEAR	**$**	**26,596**

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

LockeBridge Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of businesses as well as commercial real estate.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash held with a financial institution and with a central registration depository account with the Financial Industry Regulatory Authority.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collection is reasonably assured.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, the accompanying financial statements reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 26, 2015, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year ended December 31, 2014.

4. Common Stock

At December 31,2014, there were 2,000 shares of common stock, $.01 par value, of which 2,000 were issued and outstanding.

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,2014, the Company had net capital of $20,828, which was $15,828 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1 as of December 31, 2014.

6. Related Party Transactions

The Company is co-located with a sister entity, LockeBridge, LLC (the LLC). Under a Management Services Agreement (the Agreement) dated October 1, 2006, the LLC provides certain services to the Company relating to the use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2014, the Company paid $2,200 to the LLC to cover these expenses. In addition, the LLC also provides various administrative and consulting services to the Company. Consulting fee expense to the LLC was $1,189,881 for the year ended December 31, 2014.

7. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

8. Revenue Concentration

For the year ended December 31,2014, one transaction accounted for 100% of commissions and fee income.

LockeBridge Partners, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2014

Schedule I

Capital:		
Total stockholder's equity		$ 22,096
Less: non-allowable assets from the statement of financial condition:		
CRD Account		1,268
Net capital		20,828
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 300	
or minimum dollar net capital requirement	5,000	5,000
Excess net capital		$ 15,828
Aggregate indebtedness		$ 4,500
Percentage of aggregate indebtedness to net capital		0.22 to 1

There are no material differences between this computation of net capital above and the amount reported on the December 31, 2014 unaudited Part IIA FOCUS report filing.

The accompanying notes are an integral part of these financial statements.

LOCKBRIDGE PARTNERS, INC.
Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15C3-3 (Exemption)
December 31,2014

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

LOCKBRIDGE PARTNERS, INC.
Schedule III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
Under Rule 15C3-3 (Exemption)
December 31, 2014

Information relating to possession or control requirements is not applicable to LockeBridge Partners, Inc. as it qualifies for exemption under Rule 15C3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ASSERTIONS REGARDING EXEMPTION PROVISIONS

To the Stockholder of
LockeBridge Partners, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) LockeBridge Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LockeBridge Partners, Inc.claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LockeBridge Partners, Inc. stated that LockeBridge Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LockeBridge Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LockeBridge Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 26, 2015

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Assertions Regarding Exemption Provisions

I, as member of management of LockeBridge Partners, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. §15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2014.

LockeBridge Partners, Inc.

By:

Scott Waxler

Scott Waxler, President

2/26/2015

(Date)

LOCKEBRIDGE PARTNERS, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE FO ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
LockeBridge Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by LockeBridge Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LockeBridge Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. LockeBridge Partners, Inc.'s management is responsible for LockeBridge Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment, copy of cancelled check for payment, including related bank statement), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers, noting no adjustments reported.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balances), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 26, 2015

LOCKEBRIDGE PARTNERS, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

General Assessment			$	3,005
Less: Payments Made				
	Date Paid	Amount		
	9/23/14	$ 3,005		3,005
Interest on Late Payment(s)				--
Total Assessment Balance and Interest Due			$	--
Paid with Form SIPC 7			$	--

LOCKEBRIDGE PARTNERS, INC.

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2014

Total Revenue (Focus Line 12 Part 11A Line 9)		$1,201,900
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		--
Net loss from principal transactions in securities in trading accounts		--
Net loss from principal transactions in commodities in trading accounts		--
Interest and dividend expense deducted in determining total revenue		--
Net loss from management of or participation in underwriting or distribution of securities		--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities		--
Net loss from securities in investment accounts		--
Total Additions		--
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		--
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		--
Reimbursement for postage with proxy transactions		--
Net gain from securities in investment accounts		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directed or indirectly to the securities business		--
Greater of:		
Total interest & dividend expense but not in excess of total interest and dividend income	$ --	
40% of interest earned on customers securities accounts	--	--
Total Deductions		--
SIPC Net Operating Revenues		$1,201,900
General Assessment @ .0025		$ 3,005